Mail Stop 3561

January 23, 2009

Dr. Alejandro Quesada
President and Chief Executive Officer
Coronado Corp.
Tibas del Correo
50 metros Norte y 25 metros al Este
San Jose, Costa Rica

> **Re:** **Coronado Corp.**
> **Form 10-K for the Fiscal Year Ended**
> **March 31, 2008**
> **Filed June 30, 2008**
> **File No. 333-135037**

Dear Dr. Quesada:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services